Exhibit 99.1
Abivax Announces Full Year 2024 Financial Results

•Cash balance of EUR 144.2M as of December 31, 2024; cash runway into Q4 2025

•Full enrollment in Phase 3 ABTECT trial evaluating obefazimod for moderately to severely active ulcerative colitis (“UC”) expected in Q2 2025 with top-line results from the 8-week induction trials expected in Q3 2025

PARIS, France – March 24, 2025 – 8:30 AM CET – Abivax SA (Euronext Paris: FR0012333284 – ABVX / Nasdaq: ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing innovative therapies for chronic inflammatory diseases, announced today its full-year financial results, as of December 31, 2024. The 2024 financial statements, approved by the Company’s Board of Directors on March 20, 2025, have been audited by the Company’s statutory auditors, and the financial reports will be filed with the French and U.S. securities regulatory authorities, respectively, on March 24, 2025.

Marc de Garidel, CEO of Abivax, commented: “2025 is set to be a transformational year for Abivax, marking a pivotal moment in our journey. We are very pleased with our achievements in 2024, demonstrating both strong financial discipline and significant clinical progress. Our cash position secures a projected financial runway into Q4 2025, supporting the full enrollment of ABTECT in Q2 2025 and the anticipated top-line results from the 8-week induction trials in Q3 2025, a major inflection point for Abivax.”

Financial Highlights

•Cash Position: The Company had a cash balance of EUR 144.2M as of December 31, 2024, providing a projected cash runway into Q4 2025.

•Operational Expenditures: R&D expenses increased year-over-year, reflecting continued investments in the Phase 3 ABTECT clinical program and manufacturing scale-up.

•Financial Outlook: The Company remains focused on disciplined financial management while advancing its clinical development pipeline and preparing for potential commercialization.

Exhibit 99.1
Upcoming Milestones

•Completion of Phase 3 ABTECT induction trials enrollment – Q2 2025

•Top-line results from induction trials – Q3 2025

•Completion of 44-week maintenance trial – Q2 2026

•Top-line results from maintenance study – Q2 2026

2024 financial highlights (IFRS figures)

Income Statement	FY 2024	FY 2023	Change
in millions of euros
Total operating income	12.5	4.6	7.9
Total operating expenses
of which Research and Development costs	(146.5)	(103.2)	(43.3)
of which Sales and Marketing costs	(6.0)	(6.4)	0.4
of which General and Administrative costs	(32.9)	(22.4)	(10.5)
Operating loss	(172.9)	(127.4)	(45.5)
Financial loss	(3.3)	(20.4)	17.1
Net loss for the period	(176.2)	(147.8)	(28.4)

Balance Sheet	FY2024	FY2023	Change
in millions of euros

Net financial position	53.4	203.2	(149.7)
of which other financial assets and other receivables and assets*	23.2	28.3	(5.1)
of which fixed-term deposits (maturing in > 1 year)	0.0	0.0	0.0
of which fixed-term deposits (maturing in < 1 year)	0.0	9.0	(9.0)
of which available cash and cash equivalents	144.2	251.9	(107.7)
(of which financial liabilities)**	(114.0)	(77.0)	(37)
Total Assets	205.2	327.1	(121.9)

Total Shareholders’ Equity	40.6	196.0	(155.4)
* Excluding items of the liquidity contract (liquidity and own shares) and prepaid expenses
** Financial liabilities include borrowings, convertible loan notes, derivative instruments, royalty certificates and other financial liabilities

Exhibit 99.1

•Operating income increased by EUR 7.9M to EUR 12.5M in 2024 compared to EUR 4.6M from 2023. The increase was primarily driven by the following:

◦EUR 2.2M of additional Research Tax Credits, out of which EUR 1.0M related to the 2021 tax year and the remaining amount related to the 2024 tax year. The increase in the 2024 tax credits was due to the net reimbursements of conditional advances made to Bpifrance in relation to the RNP-VIR and CARENA projects, following the termination of both projects.

◦Subsidies increased by a non-cash amount of EUR 4.1M, which was recognized following the termination of the RNP-VIR and CARENA conditional advances granted by Bpifrance. In connection with the termination, Bpifrance agreed to waive 60% of the remaining conditional advances and accrued interests.

•Research and development (R&D) expenses increased by EUR 43.3M to EUR -146.5M in 2024 compared to EUR -103.2M in 2023. This increase was predominantly driven by increase in expenses related to:

◦Our UC clinical program, driven by the progression of Phase 3 clinical trials for obefazimod in UC;
◦A EUR 4.6M increase in expenses related to our Crohn’s disease (CD) clinical program, driven by planning costs incurred for and progression of the Phase 2b CD trial; and
◦A EUR 8.2M, or 76%, increase related to the overall expansion of the research and development headcount to support our organizational growth and the issuance of new equity awards to officers and employees in research and development.

•Sales and marketing (S&M) expenses remained relatively consistent between 2024 and 2023.

•General and administrative (G&A) expenses increased by EUR 10.5M to -32.9M compared to EUR -22.4M for 2023. This increase was primarily driven by the full year impact of the build out of our G&A organization (increased headcount and equity-based compensation costs) which started in late 2023 to support the expansion of the Company, as well as increased legal and professional fees and other costs associated with operating as a dual-listed public company.

•Total number of employees as of December 31, 2024 was 69 compared to 61 as of December 31, 2023.

•For the year ended December 31, 2024, the Company’s EUR -3.3M net financial loss was driven primarily by the following items:

◦Interest expenses of EUR -11.6M relating to borrowings and loans;
◦Non-cash expense of EUR -0.8M in relation to the fair value of the Company’s royalty certificates;
◦Non-cash expense of EUR -1.4M in relation to an increase in the fair value of the Heights convertible notes;
◦Non-cash expense of EUR -1.5M in relation to an increase in the fair value of the Kreos / Claret share warrants (“BSA”); and

Exhibit 99.1
◦Transaction costs amounting to EUR 1.6M in connection with the drawdowns of Tranches B and C of the Kreos/Claret financing;
◦Partially offset by interest income of EUR 8.2M in relation to the invested proceeds from the Company’s U.S. initial public offering and listing on Nasdaq and concurrent global private offering, and foreign exchange gains of EUR 2.8M (EUR 1.7M non-cash impact of the revaluation of U.S. dollar-denominated cash and cash equivalents as of December 31, 2024).

•Cash position as of December 31, 2024 was EUR 144.2, compared to EUR 261.0 (including other financial assets of EUR 9.0M) as of December 31, 2023. The decrease was driven by:

◦EUR 154.1M being used in operating activities to advance the Phase 3 clinical trials of obefazimod in UC and the initiation of the Phase 2b trial for CD, and the full year impact of increased legal and professional fees and other infrastructure costs associated with operating as a dual-listed public company and changes in working capital; and
◦Debt and interest repayments of EUR 20.9M;
◦Partially offset by drawdowns on Tranches B and C of the Kreos/Claret Financing of EUR 50.0M.

Based on the currently available funds, including the drawdown of the second tranche Kreos/Claret financing described above, and the expected reimbursement of the research tax credits (CIR) from 2024 in the second half of 2025 amounting to EUR 5.7M, Abivax expects to be able to finance its operating cash flow requirements into Q4 2025.

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About Abivax
Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis.

Contacts:

Patrick Malloy
SVP, Investor Relations
Abivax SA
patrick.malloy@abivax.com
+1 847 987 4878

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements, forecasts and estimates, including those relating to the Company’s business and financial objectives. Words such as “design,” “expect,” “forward,” “future,” “potential,” “plan,” “project,” “will” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements concerning or implying the therapeutic potential of Abivax's drug candidates, Abivax’s expectations regarding the availability of data and timing of reporting results from its clinical trials, including its Phase 3 ABTECT-1 and ABTECT-2 induction trials and Phase 3 ABTECT maintenance trial, enrollment of patients in clinical trials, Abivax’s cash runway, and other statements that are not historical fact. Although Abivax’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Abivax, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. A description of these risks, contingencies and uncertainties can be found in the documents filed by the Company with the French Autorité des Marchés Financiers pursuant to its legal obligations including its universal registration document (Document d’Enregistrement Universel) and in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 to be filed with the U.S. Securities and Exchange Commission under the caption “Risk Factors.” These risks, contingencies and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug candidate, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates. Special consideration should be given to the potential hurdles of clinical and pharmaceutical development including further assessment by the Company and regulatory agencies and IRBs/ethics committees following the assessment of preclinical, pharmacokinetic, carcinogenicity, toxicity, CMC and clinical data. Furthermore, these forward-looking statements, forecasts and estimates are made only as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements. Abivax disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that the Company becomes aware of, except as required by law. Information about pharmaceutical products (including products currently in development) that is included in this press release is not intended to constitute an advertisement. This press release is for information purposes only, and the information contained herein does not constitute either an offer to sell, or the solicitation of an offer to purchase or subscribe for securities of the Company in any jurisdiction. Similarly, it does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice. The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions.